Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated December 19, 2024

Relating to Preliminary Prospectus dated November 20, 2024

Registration No. 333-275761

EzFill Holdings, Inc.

Free Writing Prospectus

We have filed a registration statement (including a preliminary prospectus) (File No. 333-275761) with the SEC for the offering to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in that registration statement (including the risk factors described therein) and other documents that we have filed with the SEC for more complete information about us and this offering. You may access these documents for free by visiting EDGAR on the SEC Website at http://www.sec.gov. The preliminary prospectus was filed November 20, 2024 and is available on the SEC website at http://www.sec.gov. Alternatively, EzFill Holdings, Inc. and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling ThinkEquity at (877) 436-3673 or by email at prospecdtus@think-equity.com or standard mail at ThinkEquity, Attn: Prospectus Department, 17 State Street 41st Floor, New York, New York 10004. The recent registration statement (including the most recent prospectus) can be accessed through the following link:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1817004/000149315224046904/forms-1a.htm

Form CRS/Reg BI Disclaimer:

ThinkEquity is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Brokerage and investment advisory services and fees differ and it is important for you to understand these differences. Free and simple tools are available to research firms and financial professionals at Investor.gov/CRS, which also provides educational materials about broker-dealers, investment advisers, and investing. When we provide you with a recommendation, we have to act in your best interest and not put our interest ahead of yours. At the same time, the way we make money creates a conflict with your interests. Please strive to understand and ask us about these conflicts because they can affect the recommendations we provide you. There are many risks involved with investing. For ThinkEquity customers and clients, please see our Regulation Best Interest Relationship Guide on the Form CRS Reg BI page on our website at https://www.think-equity.com/. Please also carefully review and verify the accuracy of the information you provide us on account applications, subscription documents and others.

Forward Looking Statement

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in the registration statement that we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. Past performance is not indicative of future results. There is now guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a total risk of loss.

Mobile Fueling Vendor Agreement, dated as of December 14, 2024

On December 14, 2024, EzFill Holdings, Inc., a Delaware corporation (the “Company”) and Amazon Logistics, Inc., a Delaware corporation (“Amazon”) entered into a Mobile Fueling Vendor Agreement (the “Agreement”) in respect of certain mobile fueling products and services to be provided by the Company to Amazon. Such products and services will include, but not be limited to, (i) the Company’s on-site fueling services for fleet vehicles for both overnight and daytime fueling services to certain vehicles identified by Amazon stored at certain Amazon delivery locations and other off-site locations designed by Amazon, and (ii) a designated account management team available to assist Amazon during normal business hours and that will respond to escalations, questions and other support needed on a timely basis.

The Agreement provides for certain service level agreements in connection with establishing a process to review the deployment plan as set forth therein on at least a monthly basis to track progress and align on any required adjustments. Further, the Agreement provides for certain representations, covenants and indemnification provisions that are customary for these types of transactions.

The term of the Agreement commences as of the Effective Date (as defined in the Agreement) and, unless earlier terminated as provided thereunder, will continue for three (3) years (the “Initial Term”). Following the Initial Term, Amazon has the unilateral right to extend the Agreement for up to two (2) additional one-year terms by providing sixty (60) days’ notice to the Company of its intent to extend the Agreement.

Letter of Understanding, dated as of December 12, 2024

On December 12, 2024, EzFill Holdings, Inc., a Delaware corporation (the “Company”) and Shell Retail and Convenience Operations LLC d/b/a Shell TapUp and d/b/a Instafuel, a  Delaware limited liability company (“Shell”), entered into a Letter of Understanding (the “LOU”) in respect of the purchase and sale of seventy-eight (78) trucks and certain above ground tanks for a total purchase price of $5,345,077 plus applicable taxes. The LOU provides for the Company to pay Shell a seven percent (7%) non-refundable down payment by December 16, 2024, with the remaining balance due by December 26, 2024. The LOU provides the Company with option of removing up to eight (8) trucks from the schedule of transferred assets, based on the results of its inspections of the trucks, with the final purchase price being updated accordingly.

The LOU provides for certain representations, covenants and indemnification obligations that are customary for these types of transactions. The Company expects the transactions contemplated by the LOU to close by December 26, 2024.

Past performance is not indicative of further results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.